

June 24, 2015

Via Facsimile
Mr. Richard F. Hobbs
Chief Financial Officer
Sensient Technologies Corp.
777 East Wisconsin Avenue
Milwaukee, WI 53202-5304

> **Re:** **Sensient Technologies Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 1-7626**

Dear Mr. Hobbs:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Exhibit 13.1

Annual Report to Shareholders

Financial Highlights

1. We note you present Cash Flows from Operating Activities in your Financial Highlights page preceding the Letter to Shareholders. In order to give investors a more balanced presentation, please also include cash flows from investing and financing activities in this disclosure.

Letter to Shareholders, page 1

2.   We note that in your Chief Executive Officer's Letter to Shareholders he presents and discusses Non-GAAP measures using terminology that is consistent with the related GAAP measures. For instance, we note he uses terms such as "Earnings per Share" and "Operating Margins" for amounts calculated on a Non-GAAP basis. We note similar potentially misleading graphics on page two, where you depict "2014 Net Income" within a red up-arrow; however, the amount you presented is actually "Adjusted Net Earnings." We also note additional prolific use of Non-GAAP measures in your document without giving equal or greater prominence to GAAP measures. Please revise your Annual Report to Shareholders to present and discuss GAAP measures using amounts determined in accordance with GAAP. In addition please provide greater or equal prominence to GAAP measures throughout your document whenever you present and discuss Non-GAAP measures. Please refer to Item 10(e)(1) of Regulation S-K as well as the SEC's Compliance and Disclosure Interpretation for Non-GAAP Financial Measures located at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

3.   We note in your Letter to Shareholders and MD&A you discuss revenues in terms of local currency and also excluding the impact of "rationalized business." When you disclose revenues in local currency terms, please also disclose revenues in reporting currency terms. In addition, in all instances where discussed in your document, please quantify the impact of rationalized businesses on revenues. If necessary, please provide a reconciliation of revenues after rationalization, as it appears this may be a Non-GAAP measure.

Management's Discussion and Analysis of Operations & Financial Condition

Restructuring Activities, page 16

4.   Please modify your disclosure to include the amount of impairment charges you recognized in 2014 for certain long-lived assets associated with underperforming operations, in addition to presenting the post-impairment fair values. Since it appears that the amount of impairment was material, please more robustly describe the nature of the underperforming operations where you recognized asset impairments.

Results of Continuing Operations

Segment Information, page 17

5.   We note you disclose "Operating Income" determined in accordance with ASC 280. To avoid investor confusion, please modify your captions of segment profitability to characterize the amounts as "Segment Operating Income" or "Operating Income before restructuring charges."

Flavors & Fragrances, page 17

6.   Please modify your disclosure to quantify the impact of items effecting Operating
       Income, including the impact of higher selling prices in North America and also the
       impact of savings associated with your restructuring program.

7.   As noted in our prior comment above regarding revenues, please also modify your
       disclosure to quantify the change in Operating Income in Europe, expressed in terms of
       your reporting currency.

Financial Statements

Note 6 – Retirement Plans, page 34

8.   It appears, based on your footnote, that pension benefit payments increased substantially
       in 2014 and you also recognized a curtailment gain. We are unable to locate any
       disclosure in MD&A or the footnote regarding changes to your benefit plans. Please
       disclose and discuss changes to your pension plans, including the scope of any
       curtailment and the expected impact.

Note 11 – Restructuring charges, page 39

9.   We note your tabular presentation of restructuring charges and note that you recorded
       employee separation costs and long-lived asset impairment charges as a component of
       Selling & Administrative expenses. We note elsewhere in your document that you will
       reduce headcount by approximately 300 positions at impacted facilities related to direct
       and indirect labor at manufacturing sites. Please tell us the nature of the assets that were
       impaired and why you have included impairment and employee separation charges as an
       element of Selling & Administrative expenses. We also note you present and discuss
       gross profits in your document that appear to exclude the impact of restructuring related
       charges at your manufacturing operations. Please see the Interpretive Response to
       Question 2 of SAB Topic 5:P.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or, Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief